CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2023

		2023
ASSETS		
Assets:		
Cash and cash equivalents	$	745,880
Accounts receivable, net		89,451
Due from affiliate		63,453
Prepaid expenses		25,182
Total assets	$	923,966
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Due to affiliate	$	38,166
Income taxes payable		10,478
Other liabilities and accrued expenses		93,962
Total liabilities		142,606
Common stock, $.01 par value:1,000 shares authorized, issued and outstanding		10
Additional paid in capital		832,108
Retained Earnings/(Accumulated deficit)		(50,758)
Total shareholder's equity		781,360
Total liabilities and shareholder's equity	$	923,966